  Exhibit 99.1

For immediate release
January 25,  2007
(publié également en français)

Petro-Canada Delivers Strong 2006 Earnings; Upstream Growth Projects On-Stream

Highlights

•	Upstream production ramping up as new projects come on-stream
•	East Coast Oil, Downstream and Oil Sands delivered record operating earnings for 2006
•	Company advancing major projects and focusing portfolio in 2007

Calgary - Petro-Canada announced today fourth quarter operating earnings from continuing operations adjusted for unusual items of $486 million ($0.98/share), compared with $666 million ($1.29/share) in the fourth quarter of 2005. Fourth quarter 2006 cash flow from continuing operations was $991 million ($1.99/share), compared with $1,116 million ($2.16/share) in the same quarter of last year. Cash flow is before changes in non-cash working capital.

Net earnings from continuing operations were $384 million ($0.77/share) in the fourth quarter of 2006, compared with $668 million ($1.29/share) in the same period of 2005. Net earnings include unrealized gains or losses on derivative contracts, and gains or losses on foreign currency translation and disposal of assets.

In 2006, operating earnings from continuing operations adjusted for unusual items was $2,010 million ($3.99/share), compared with $2,265 million ($4.37/share) in 2005. Cash flow from continuing operations was $3,687 million ($7.32/share) in 2006, compared with $3,787 million ($7.31/share) for the previous year.

“Looking back at 2006, our integrated portfolio helped us deliver a solid year financially,” said Ron Brenneman, president and chief executive officer. “Weaker natural gas prices were offset by strong oil prices, growing upstream production and solid performance from our Downstream operations.”

Fourth Quarter Results

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars, except per share and share amounts)	2006	2005	2006	2005
Consolidated Results
Operating earnings adjusted for unusual items (1)	$486	$714	$2,028	$2,365
Net earnings	384	714	1,740	1,791
Cash flow	$991	$1,181	$3,704	$4,032
Results from Continuing Operations (2)
Operating earnings from continuing operations adjusted for unusual items (1)	$486	$666	$2,010	$2,265
- $/share	0.98	1.29	3.99	4.37
Net earnings from continuing operations	384	668	1,588	1,693
- $/share	0.77	1.29	3.15	3.27
Cash flow from continuing operations	991	1,116	3,687	3,787
- $/share	1.99	2.16	7.32	7.31
Dividends - $/share	0.10	0.10	0.40	0.33
Share buyback program	50	89	1,011	346
- millions of shares	1.0	2.0	19.8	8.3
Capital expenditures for continuing operations	$1,165	$884	$3,484	$3,630
Weighted-average common shares outstanding (millions of shares)	497.9	516.2	503.9	518.4

(1)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on disposal of assets and the unrealized gains or losses associated with the Buzzard derivative contracts) are used by the Company to evaluate operating performance.

(2)
On January 31, 2006, Petro-Canada closed the sale of its Syrian producing assets. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

PETRO-CANADA

Operating Highlights

Fourth quarter production from continuing operations averaged 368,200 barrels of oil equivalent/day (boe/d), net to Petro-Canada in 2006, up from 359,800 boe/d, net in the same quarter of 2005. Higher volumes reflect the ramp up of White Rose, the addition of North Sea projects De Ruyter and L5b-C, and higher Oil Sands production. This was partially offset by the Terra Nova shutdown and natural declines in North American Natural Gas.

In 2006, production of crude oil, natural gas liquids (NGL) and natural gas from continuing operations averaged 345,400 boe/d net, down from 354,600 boe/d in 2005.

In the Downstream, a weaker business environment was partially offset by the strong performance of the lubricants business in the fourth quarter of 2006.

“Execution was a priority for us in 2006 and will continue to be top of mind in 2007,” said Brenneman. “A focus on reliable operations and project management will be key to our plans to boost production by 15%, implement a substantial exploration program and advance major projects.”

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Upstream - Consolidated (1)
Production before royalties
Crude oil and natural gas liquids production, net (thousands of barrels/day, Mb/d)	245.0	292.3	226.9	286.4
Natural gas production, net excluding injectants (millions of cubic feet/day, MMcf/d)	739	803	744	831
Total production, net (thousands of barrels of oil equivalent/day, Mboe/d) (2)	368	426	351	425
Average realized prices
Crude oil and NGL ($/barrel, $/bbl)	62.37	61.29	67.48	60.77
Natural gas ($/thousand cubic feet, $/Mcf)	6.61	11.34	6.96	8.24
Upstream - Continuing Operations
Production from continuing operations before royalties
Crude oil and NGL production, net (Mb/d)	245.0	229.9	221.7	220.5
Natural gas production, net excluding injectants (MMcf/d)	739	779	742	806
Total production, net (Mboe/d) (2)	368	360	345	355
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	62.37	60.51	67.38	60.45
Natural gas ($/Mcf)	6.61	11.49	6.96	8.30
Downstream
Petroleum product sales (thousands of cubic metres/day, m3/d)	53.9	52.9	52.5	52.8
Average refinery utilization (%) (3)	94	99	93	96
Downstream earnings from operations after-tax (cents/litre) (4)	1.6	2.2	2.4	2.1

(1)	Includes discontinued operations.
(2)	Total production includes natural gas converted at six Mcf of natural gas for one bbl of oil.
(3)	Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(4)	Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA

Outlook

Operational Updates

•	Buzzard expected to ramp up to full production by mid-2007
•	Terra Nova production maintained at or above 100,000 b/d gross (34,000 b/d net)
•	Hibernia production expected to average between 100,000 b/d to 110,000 b/d gross (20,000 b/d to 22,000 b/d net) in January and February 2007
•	Syncrude 8-2 Coker turnaround completed mid-January 2007
•	Sale of natural gas production of 12 MMcfe/d from Brazeau and West Pembina assets closed in January 2007 (this is factored into annual production guidance)

Strategic Milestones

•	Anticipate a regulatory decision on the Gros Cacouna re-gasification project in the first half of 2007
•	Complete Fort Hills design basis in the first half of 2007

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES MEDIA AND GENERAL INQUIRIES

Gordon Ritchie Michelle Harries
Investor Relations Corporate Communications
403-296-7691 403-296-3648

www.petro-canada.ca

PETRO-CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (MD&A), dated January 25, 2007, is set out in pages 4 to 30 and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the year ended December 31, 2006; the MD&A for the three months, six months and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively; the MD&A for the year ended December 31, 2005; the audited Consolidated Financial Statements for the year ended December 31, 2005; and the Company’s 2005 Annual Information Form (AIF), dated March 14, 2006. Amounts are in Canadian dollars unless otherwise specified.

NON-GAAP MEASURES

Cash flow, which is expressed as cash flow from operating activities before changes in non-cash working capital, is used by the Company to analyse operating performance, leverage and liquidity. Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition. Operating earnings are used by the Company to evaluate operating performance. Cash flow and operating earnings do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For reconciliation of the operating earnings and cash flow amounts to the associated GAAP measure, refer to the tables on pages 9 and 30, respectively, of this MD&A.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This quarterly report contains forward-looking information. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking information includes, but is not limited to, references to business strategies and goals, outlook (including operational updates and strategic milestones), future capital, exploration and other expenditures, future resource purchases and sales, construction and repair activities, refinery turnarounds, anticipated refining margins, future oil and gas production levels and the sources of growth thereof, project development and expansion schedules and results, future regulatory approvals, future results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, royalties and taxes payable, production life-of-field estimates, natural gas export capacity, future financing and capital activities (including purchases of Petro-Canada common shares under the Company’s normal course issuer bid (NCIB) program), contingent liabilities (including potential exposure to losses related to retail licensee agreements), and environmental matters. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate.

This forward-looking information is subject to known and unknown risks and uncertainties, and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to, imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including changes in taxes, royalty rates and resource utilization strategies; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, ramp up progress, facility reliability, planned and unplanned gas plant shutdowns, success of restarts following turnarounds, reservoir performance and natural decline rates, success of non-conventional resource plays, water handling and production from coal bed methane (CBM) wells, and drilling progress and results. Capital expenditures may be affected by cost pressures associated with new capital projects, including the availability of labour and materials, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

Where the term barrel of oil equivalent (boe) is used in this document, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PETRO-CANADA

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, NGL, natural gas and petroleum products in the table on page 28.

UPSTREAM

Crude Oil

Concern about a slowing U.S. economy and warmer than normal winter temperatures amid high levels of crude inventories led to a weakening in oil prices in the fourth quarter of 2006. Despite this, the price of Dated Brent averaged $59.68 US/bbl in the fourth quarter of 2006, up 5% from $56.90 US/bbl in the fourth quarter of 2005. During the fourth quarter of 2006, the Canadian dollar averaged US $0.88, up from US $0.85 in the fourth quarter of 2005.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and NGL from continuing operations rose 3%, from $60.51/bbl in the fourth quarter of 2005 to $62.37/bbl in the fourth quarter of 2006.

In the fourth quarter of 2006, the spread between Dated Brent and Mexican Maya narrowed to $12.77 US/bbl, compared with $13.65 US/bbl in the fourth quarter of 2005. In Canada, the spread between Edmonton Light and Western Canada Select (WCS) decreased to $19.72/bbl in the fourth quarter of 2006, compared with $28.69/bbl in the fourth quarter of 2005.

Natural Gas

North American natural gas prices were down significantly in the fourth quarter of 2006, compared with the fourth quarter of 2005, reflecting high levels of natural gas in storage and warmer than normal winter weather. Natural gas prices in the fourth quarter of last year were boosted by the impact of hurricanes Katrina and Rita. In the fourth quarter of 2006, NYMEX Henry Hub natural gas prices averaged $6.62 US/MMBtu, down 48% from $12.85 US/MMBtu in the fourth quarter of 2005.

Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $6.52/Mcf in the fourth quarter of 2006, down 45% from $11.83/Mcf in the fourth quarter of 2005, reflecting market price trends.

PETRO-CANADA

DOWNSTREAM

New York Harbor 3-2-1 refinery crack spreads averaged $7.27 US/bbl in the fourth quarter of 2006, above the five-year historical average of $5.92 US/bbl but down nearly 20% from $9.04 US/bbl in the fourth quarter of 2005. The refinery crack spread in the fourth quarter of last year was boosted by the impact of hurricanes Katrina and Rita on U.S. Gulf Coast refining capacity.

The average market prices for the periods stated were:

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Dated Brent at Sullom Voe (US$/bbl)	59.68	56.90	65.14	54.38
West Texas Intermediate (WTI) at Cushing (US$/bbl)	60.21	60.02	66.22	56.56
Dated Brent-Maya FOB price differential (US$/bbl)	12.77	13.65	13.94	13.52
Edmonton Light (Cdn$/bbl)	65.12	71.70	73.23	69.22
Edmonton Light/Western Canada Select (WCS) FOB price differential (Cdn$/bbl)	19.72	28.69	22.40	25.27
Natural gas at Henry Hub (US$/MMBtu)	6.62	12.85	7.26	8.55
Natural gas at AECO (Cdn$/Mcf)	6.64	12.18	7.28	8.84
New York Harbor 3-2-1 crack spread (US$/bbl)	7.27	9.04	9.80	9.47
Exchange rate (US cents/Cdn$)	87.8	85.2	88.2	82.5
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	62.37	60.51	67.38	60.45
Natural gas ($/Mcf)	6.61	11.49	6.96	8.30

PETRO-CANADA

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2006 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

		Annual net	Annual net
Factor (1), (2)	Change (+)	earnings impact	earnings impact
		(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL(4)	$1.00/bbl	$39	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream earnings from continuing operations (5)	$0.01	(33)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	9	0.02
Downstream
New York Harbor 3-2-1 crack spread	$0.10 US/bbl	5	0.01
Light/heavy crude price differential	$1.00 US/bbl	6	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar-denominated, long-term debt (6)	$0.01	$14	$0.03

(1)	The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2)	The impact of these factors is illustrative.
(3)	Per share amounts are based on the number of shares outstanding at December 31, 2006.
(4)	This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5)	A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
(6)
A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings with respect to the Company’s U.S. denominated debt. The impact refers to gains or losses on US $1.4 billion of the Company’s   U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on US $1.1 billion of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

In 2007, upstream production from continuing operations is expected to grow in the range of 10% to 20%, compared with 2006, as new projects come on-stream. With the Downstream regulatory projects complete in 2006, Petro-Canada is shifting refining and supply investment to growth projects. The Edmonton refinery is being converted to run oil sands feedstocks in 2008 and an investment decision on a new coker at the Montreal refinery is expected to be made in 2007. Petro-Canada’s capital program anticipates a total of five major projects, undertaken over the next five years, will add significantly to earnings and operating cash flow. In addition to the two refinery conversion projects, the Company is advancing two major Oil Sands developments (MacKay River expansion and Fort Hills) and a natural gas development in Syria.

Strategic Priorities	Quarterly Progress
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
•  achieved first production from L5b-C and continued development drilling at De Ruyter;
•  purchased interest in Ash Shaer and Cherrife natural gas fields in Syria;
•  submitted commercial application for Sturgeon Upgrader; and
•  reached record de-watering levels at CBM wells in the U.S. Rockies.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS
•  resumed production at Terra Nova;
•  operated MacKay River at a reliability of more than 92% for the year;
•  delivered full year reliability index of about 95 at the Edmonton and Montreal refineries and about 42 at the lubricants plant due to the fire earlier in the year; and
•  grew convenience store sales by 5% in the quarter and same store sales by 4%, compared with the fourth quarter of 2005.

MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY
•  ended the quarter with debt levels at 21.7% of total capital and a ratio of 0.8 times debt-to-cash flow; and
•  repurchased one million common shares at an average price of $50.26/share for a total cost of $50 million.

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY	• reduced total recordable injury frequency in 2006 by 25%, compared with 2005; and • reduced environmental exceedances from 28 in 2005 to 22 in 2006.

STRATEGIC MILESTONES

Q1 2007	Q2 2007	Q3 2007
▼	▼	▼

▪ ramp up Buzzard production; and ▪ anticipate a regulatory decision on the application to increase allowable production to 140,000 b/d gross (38,500 b/d net) at White Rose.
▪  finalize Fort Hills design basis and preliminary cost estimate;
▪  complete first phase of Terra Nova development drilling;
▪  anticipate a regulatory decision on the Gros Cacouna re-gasification project;
▪  continue ramp up of Buzzard production; and
▪  complete the integration of the Montreal refinery and the ParaChem Chemicals L.P. petrochemicals plant.
▪ anticipate a regulatory decision on the MacKay River expansion; and ▪ make investment decision on potential 25,000 b/d coker at Montreal refinery.

PETRO-CANADA

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

	Three months ended December 31,				Year ended December 31,
(millions of Canadian dollars, except per share amounts)	2006	($/share)	2005	($/share)	2006	($/share)	2005	($/share)
Net earnings	$384	$0.77	$714	$1.38	$1,740	$3.45	$1,791	$3.45
Net earnings from discontinued operations	-		46		152		98
Net earnings from continuing operations	$384	$0.77	$668	$1.29	$1,588	$3.15	$1,693	$3.27
Foreign currency translation gain (loss) (1)	(58)		(5)		1		73
Unrealized gain (loss) on Buzzard derivative contracts (2)	(33)		7		(240)		(562)
Gain on asset sales	4		18		25		34
Operating earnings from continuing operations	$471		$648		$1,802		$2,148
Stock-based compensation	(21)		(9)		(31)		(66)
Income tax adjustments	-		22		(185)		22
Oakville closure recoveries	-		-		-		2
Insurance proceeds (surcharges) (3)	6		(31)		8		(75)
Operating earnings from continuing operations adjusted for unusual items	$486	$0.98	$666	$1.29	$2,010	$3.99	$2,265	$4.37
Operating earnings from discontinued operations adjusted for unusual items	-		48		18		100
Operating earnings adjusted for unusual items	$486	$0.98	$714	$1.38	$2,028	$4.02	$2,365	$4.56

(1)
Foreign currency translation reflects gains or losses on U.S. dollar-denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.

(2)
As part of its acquisition of an interest in the Buzzard Field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for the first 3 1/2 years.

(3)
Insurance premium surcharges include accruals and surcharges for Oil Insurance Ltd. (OIL) and sEnergy Insurance Ltd. (sEnergy) policies. OIL is a mutual insurance company that insures against property damage losses in the energy sector. sEnergy was a mutual insurance company that provided business interruption and excess property insurance to the energy sector.

In the fourth quarter of 2006, operating earnings from continuing operations included a $21 million charge related to the mark-to-market valuation of stock-based compensation, $12 million of insurance proceeds related to mechanical failures at Terra Nova and the Scott platform fire, and a $6 million OIL insurance premium surcharge. In the fourth quarter of 2005, operating earnings from continuing operations included the following unusual items: a $31 million insurance premium surcharge related to hurricane Rita, a $22 million positive adjustment related to income tax rate and other tax adjustments, and a $9 million charge related to the mark-to-market valuation of stock-based compensation.

In 2006, consolidated operating earnings from continuing operations adjusted for unusual items were $2,010 million ($3.99/share), compared with $2,265 million ($4.37/share) in 2005. The decrease in 2006 reflected lower upstream production, declining realized natural gas prices, and higher operating and exploration costs partially offset by stronger realized crude oil prices.

PETRO-CANADA

Earnings Variances

Q4/06 VERSUS Q4/05 FACTOR ANALYSIS

Operating Earnings from Continuing Operations Adjusted for Unusual Items
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items decreased to $486 million ($0.98/share) in the fourth quarter of 2006, compared with $666 million ($1.29/share) in the fourth quarter of 2005. Lower realized natural gas prices, increased depreciation, depletion, amortization and exploration expenses and lower Downstream refining margins were partially offset by higher upstream production, and realized crude oil and NGL prices.

(1)	Upstream volumes include the portion of depreciation, depletion and amortization (DD&A) expense associated with changes in upstream production levels.
(2)	Other mainly includes interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.

Operating Earnings from Continuing Operations Adjusted for Unusual Items by Segment
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items on a segmented basis decreased 27% to $486 million in the fourth quarter of 2006, compared with $666 million in the fourth quarter of 2005. The decrease in fourth quarter operating earnings from continuing operations, adjusted for unusual items, reflected lower North American Natural Gas, International and Downstream operating earnings adjusted for unusual items. The results were partially offset by higher East Coast Oil and Oil Sands operating earnings, adjusted for unusual items and lower Shared Services costs.

Net earnings in the fourth quarter of 2006 were $384 million ($0.77/share), compared with $714 million ($1.38/share) during the same period of 2005. Net earnings include net earnings from discontinued operations, gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts, and gains or losses on asset sales. Net earnings in the fourth quarter of 2006 were lower than in the fourth quarter of 2005 due to higher foreign currency losses, an unrealized loss on the Buzzard hedge and lower gains on asset sales versus the same period in the prior year.

During the fourth quarter of 2006, cash flow from continuing operations was $991 million ($1.99/share), down from $1,116 million ($2.16/share) in the same quarter of 2005. The decrease in cash flow reflected lower operating earnings from continuing operations.

In 2006, cash flow from continuing operations was $3,687 ($7.32/share), compared with $3,787 million ($7.31/share) in 2005.

PETRO-CANADA

UPSTREAM

Production from Continuing Operations

Petro-Canada converts volumes of natural gas to oil equivalent at a rate of six Mcf of natural gas to one bbl of oil. Production volumes disclosed refer to net working interest before royalties, unless otherwise specified.

In the fourth quarter of 2006, production from continuing operations increased for the third consecutive quarter. Production averaged 368,200 boe/d net to Petro-Canada in the fourth quarter of 2006, up from 359,800 boe/d net in the same quarter of 2005. Higher volumes reflect the ramp up of White Rose, the addition of North Sea projects De Ruyter and L5b-C, and higher Oil Sands production. This was partially offset by the Terra Nova shutdown and natural declines in North American Natural Gas.

North American Natural Gas

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings	$91	$298	$405	$674
Gain on sale of assets	-	14	3	14
Operating earnings	$91	$284	$402	$660
Insurance premium surcharges	-	(2)	(1)	(4)
Income tax adjustments	-	28	6	28
Operating earnings adjusted for unusual items	$91	$258	$397	$636
Cash flow from operating activities before changes in non-cash working capital	$136	$419	$739	$1,193

Significantly lower natural gas prices were the primary factor that lowered North American Natural Gas earnings in the fourth quarter of 2006, compared with the prior year.

In the fourth quarter of 2006, North American Natural Gas contributed $91 million of operating earnings adjusted for unusual items, compared with $258 million in the fourth quarter of 2005. A decline in realized prices and volumes combined with higher operating costs and increased depreciation, depletion, amortization and exploration expenses contributed to lower operating earnings. Increased operating costs reflected industry-wide cost pressures.

Net earnings for North American Natural Gas were $91 million in the fourth quarter of 2006, down from $298 million in the fourth quarter of 2005. Net earnings in the fourth quarter of 2005 included a $28 million positive adjustment related to income tax rate and other tax adjustments, a $14 million gain on the sale of assets and a $2 million insurance premium surcharge.

PETRO-CANADA

North American Natural Gas Production and Pricing

In the fourth quarter of 2006, North American Natural Gas production declined by 5%, compared with the same period in 2005. Lower production reflected anticipated natural declines in Western Canada, partially offset by higher natural gas production in the U.S. Rockies.

Realized natural gas prices in Western Canada and U.S. Rockies decreased 45% and 44%, respectively, in the fourth quarter of 2006, compared with the same quarter of 2005 consistent with market price trends.

	Fourth Quarter 2006	Fourth Quarter 2005
Production, net (millions of cubic feet equivalent/day, MMcfe/d) (1)
Western Canada	634	683
U.S. Rockies	64	50
Total North American Natural Gas production, net	698	733
Western Canada realized natural gas price (Cdn$/Mcf) (1)	$6.59	$11.94
U.S. Rockies realized natural gas price (Cdn$/Mcf) (1)	$5.70	$10.12

(1) For North American Natural Gas crude oil and NGL production and average realized prices, refer to the charts on pages 26 and 28, respectively.

In Western Canada, Petro-Canada operated gas plants and facilities delivered 98.7% reliability in 2006.

Petro-Canada is targeting increased CBM production in the U.S. Rockies. Four projects, Wild Turkey, North Shell Draw, Cedar Draw and Kingsbury, are scheduled to increase CBM production in 2007. Increased CBM natural gas production follows a period of de-watering, which lowers the pressure in the coal seams, allowing natural gas breakthrough and production. Natural gas production at the Wild Turkey Field continued to ramp up in the fourth quarter of 2006, resulting in average natural gas production of 12 MMcfe/d. U.S. Rockies production is expected to increase to 100 MMcfe/d by the end of 2007.

Other Developments

In January 2007, the Company completed the sale of its interests in the Brazeau and West Pembina facilities, which included approximately 12 MMcfe/d of production. The sale of these mature assets aligns with Petro-Canada’s strategy to increase the proportion of long-life assets within its portfolio.

On December 12, 2006, the joint Bureau d’audiences publiques sur l’environnement (BAPE) and Canadian Environmental Assessment Agency (CEAA) review panel made public its report on the proposed Gros Cacouna liquefied natural gas (LNG) re-gasification terminal in Quebec. The report concludes “that the project is not likely to cause significant adverse environmental effects if the proponent implements the mitigation measures and recommendations made by the Panel.” A final regulatory decision from the Ministers of the Environment for the Province of Quebec and Government of Canada is expected in the second quarter of 2007.

PETRO-CANADA

East Coast Oil

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings and operating earnings (1)	$261	$180	$934	$775
Insurance premium surcharges	(1)	(7)	(9)	(25)
Terra Nova insurance proceeds	9	-	22	2
Income tax adjustments	-	(2)	37	(2)
Operating earnings adjusted for unusual items	$253	$189	$884	$800
Cash flow from operating activities before changes in non-cash working capital	$382	$263	$1,163	$1,062

(1)
East Coast Oil crude oil inventory movements decreased net earnings by $5 million before-tax ($4 million after-tax) and increased net earnings by $8 million before-tax ($5 million after-tax) for the three months and year ended December 31, 2006, respectively. (The same factor decreased net earnings by $31 million before-tax ($21 million after-tax) and decreased net earnings by $47 million before-tax ($31 million after-tax) for the three months and year ended December 31, 2005, respectively.)

East Coast Oil delivered record operating earnings of $934 million in 2006. White Rose continued to operate reliably in the quarter, with production averaging 109,700 b/d gross (30,200 b/d net). Terra Nova production resumed in November, following its planned maintenance turnaround, and reached full production by year end.

In the fourth quarter of 2006, East Coast Oil contributed $253 million of operating earnings adjusted for unusual items, up from $189 million in the fourth quarter of 2005. Higher realized prices and White Rose volumes were partially offset by lower production at Terra Nova and Hibernia, and increased depreciation, depletion, amortization and exploration expenses.

Net earnings for East Coast Oil were $261 million in the fourth quarter of 2006, up from $180 million in the fourth quarter of 2005. Net earnings in the fourth quarter of 2006 included $9 million of insurance proceeds related to mechanical failures at Terra Nova and a $1 million insurance premium surcharge. In the fourth quarter of 2005, net earnings included a $7 million charge related to an insurance premium surcharge and a $2 million charge related to changes in income tax rates.

East Coast Oil Production and Pricing

In the fourth quarter of 2006, East Coast Oil production increased 4%, compared with the same period of 2005. The addition of White Rose volumes was partially offset by the delayed restart of Terra Nova following its planned maintenance turnaround and by reduced Hibernia production due to natural declines.

During the fourth quarter of 2006, East Coast Oil realized crude prices increased 3%, compared with the fourth quarter of 2005.

	Fourth Quarter 2006	Fourth Quarter 2005
Production, net (b/d)
Terra Nova	18,000	32,900
Hibernia	36,500	41,000
White Rose	30,200	7,200
Total East Coast Oil production, net	84,700	81,100
Average realized crude price ($/bbl)	$66.32	$64.23

During the fourth quarter of 2006, a sixth production well in the White Rose Field was completed and tied in to the SeaRose Floating Production Storage and Offloading vessel (FPSO).

Early in 2007, Hibernia encountered a mechanical failure on one of the platform’s main power generators, thereby reducing production. While repairs are being completed, it is expected that Hibernia production will be in the range of 100,000 b/d to 110,000 b/d gross (20,000 b/d to 22,000 b/d net) for January and February 2007.

PETRO-CANADA

Scheduled Turnarounds

On November 12, 2006, oil production from the Terra Nova Field resumed, following completion of the planned maintenance turnaround on the FPSO. Petro-Canada’s share of the total cost of the turnaround is approximately $77 million.

In December 2006, the Terra Nova FPSO encountered a mechanical issue in a swivel on the turret system that supports water injection to the reservoir. During the water injection outage, production was reduced to an average of 90,000 b/d gross (30,600 b/d net). A temporary fix was completed in late December and production returned to normal rates in excess of 100,000 b/d gross (34,000 b/d net). Full repair of the swivel requires dismantling and reassembly of the upper turret, which is currently planned for completion during turnaround in the summer of 2008.

No turnaround activity is planned for Terra Nova, White Rose or Hibernia in the first quarter of 2007. In the case of Hibernia, the operator is currently evaluating all options, including accelerating a planned maintenance shutdown, to mitigate the impact of the main power generator repair on production.

East Coast Royalties

In the fourth quarter of 2006, East Coast Oil royalties averaged 3%, down from 13% in the fourth quarter of 2005. Terra Nova production was subject to a basic royalty of 5% of gross revenues in the fourth quarter of 2006. The lower royalty payable at Terra Nova reflects the netting of turnaround costs against gross revenues. In the fourth quarter of 2006, production from White Rose and Hibernia continued to be subject to basic royalties of 1% and 5% of gross field revenue, respectively.

Other Developments

In the fourth quarter of 2006, the White Rose North Amethyst K-15 delineation well was drilled in the southwestern section of the field. The well revealed a 50- to 55-metre oil column in the Ben Nevis Avalon formation with high reservoir quality.

On January 17, 2007, the Government of Newfoundland and Labrador rejected the decision report of the Canada-Newfoundland and Labrador Offshore Petroleum Board to approve the development of the Hibernia Southern Extension. Petro-Canada and its partners in the Hibernia project are reviewing the decision.

Oil Sands

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings (1)	$55	$15	$245	$115
Gain on sale of assets	-	-	-	3
Operating earnings	$55	$15	$245	$112
Insurance premium surcharges	(1)	(3)	(3)	(7)
Syncrude insurance proceeds	-	-	12	-
Income tax adjustments	-	-	44	-
Operating earnings adjusted for unusual items	$56	$18	$192	$119
Cash flow from operating activities before changes in non-cash working capital	$164	$90	$497	$380

(1)
Oil Sands bitumen inventory movements increased net earnings by nil million before-tax (nil million after-tax) and decreased net earnings by $3 million before-tax ($2 million after-tax) for the three months and year ended December 31, 2006, respectively. (The same factor decreased net earnings by $2 million before-tax ($1 million after-tax) and increased net earnings by $3 million before-tax ($2 million after-tax) for the three months and year ended December 31, 2005, respectively.)

Bitumen prices were relatively strong throughout the fourth quarter of 2006, contributing to higher earnings compared with the prior year. Oil Sands delivered a record $245 million in operating earnings in 2006.

Oil Sands recorded operating earnings adjusted for unusual items of $56 million in the fourth quarter of 2006, up from $18 million in the fourth quarter of 2005. Higher realized prices for MacKay River bitumen, along with higher volumes at Syncrude and MacKay River, resulted in increased operating earnings adjusted for unusual items.

In the fourth quarter of 2006, Oil Sands net earnings were $55 million, up from net earnings of $15 million in the fourth quarter of 2005. In the fourth quarter of 2006, net earnings included a $1 million insurance premium surcharge, compared with a $3 million insurance premium surcharge in the fourth quarter of 2005.

PETRO-CANADA

Oil Sands Production and Pricing

Syncrude production was up 34% in the fourth quarter of 2006, compared with the fourth quarter of 2005, reflecting the Stage III expansion partially offset by the earlier than planned turnaround of Coker 8-2. Syncrude realized prices were 10% lower in the fourth quarter of 2006, compared with the fourth quarter of 2005.

MacKay River production was up 3% in the fourth quarter of 2006, compared with the same period of 2005, due to additional production from the third well pad. A planned turnaround in October reduced production for the fourth quarter. MacKay River realized bitumen prices increased 73% in the fourth quarter of 2006, compared with the fourth quarter of 2005.

	Fourth Quarter 2006	Fourth Quarter 2005
Production, net (b/d)
Syncrude	36,300	27,100
MacKay River	21,900	21,200
Total Oil Sands production, net	58,200	48,300
Syncrude realized crude price ($/bbl)	$63.68	$70.82
MacKay River realized bitumen price ($/bbl)	$25.84	$14.90

Fort Hills Project

In the fourth quarter of 2006, the Company, on behalf of the Fort Hills Energy L.P., filed an application with the Alberta Energy and Utilities Board and Alberta Environment to construct and operate the Sturgeon Upgrader, about 40 kilometres northeast of Edmonton. The upgrader is expected, pending regulatory approval and project sanction, to eventually process up to 340,000 b/d gross (187,000 b/d net) of bitumen from the Fort Hills mine and other production sources into as much as 280,000 b/d gross (154,000 b/d net) of synthetic crude oil. The crude oil would then be marketed for refining into consumer products such as gasoline and diesel.

The Fort Hills mine, which obtained regulatory approval in 2002 for up to 190,000 b/d gross (104,500 b/d net) of bitumen production, is located about 90 kilometres north of Fort McMurray. First production is planned in 2011. The Company expects to complete the design basis memorandum and preliminary cost estimates for the integrated mine and upgrader project in the first half of 2007.

Other Developments

In the fourth quarter of 2006, the Company announced its intention to divest its interest in the five in situ properties of Chard, Stony Mountain, Liege, Thornbury and Ipiatik. Petro-Canada's interest in these properties is estimated at 1.7 billion bbls of bitumen resource. The Company will focus its efforts on developing Fort Hills and the in situ properties of MacKay River, Lewis and Meadow Creek.

PETRO-CANADA

International

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings (loss) from continuing operations (1)	$(1)	$158	$(206)	$(109)
Unrealized gain (loss) on Buzzard derivative contracts	(33)	7	(240)	(562)
Gain (loss) on sale of assets	(1)	-	12	-
Operating earnings from continuing operations	$33	$151	$22	$453
Insurance premium surcharges	(2)	(10)	(8)	(18)
Scott insurance proceeds	3	-	3	-
Income tax adjustments	-	29	(242)	29
Operating earnings from continuing operations adjusted for unusual items	$32	$132	$269	$442
Cash flow from continuing operating activities before changes in non-cash working capital	$194	$173	$716	$770

(1)
International crude oil inventory movements decreased the net loss from continuing operations by $32 million before-tax ($18 million after-tax) and decreased the net loss from continuing operations by $67 million before-tax ($15 million after-tax) for the three months and year ended December 31, 2006, respectively. (The same factor decreased the net earnings from continuing operations by $46 million before-tax ($5 million after-tax) and increased the net loss from continuing operations by $29 million before-tax ($5 million after-tax) for the three months and year ended December 31, 2005, respectively.)

Northwest Europe production increased as De Ruyter ramped up and the L5b-C Field came on-stream in the fourth quarter of 2006. At the same time, Petro-Canada added to its portfolio of long-life assets with the purchase of a 90% interest in the Ash Shaer and Cherrife production-sharing contracts in central Syria.

International contributed $32 million of operating earnings from continuing operations, adjusted for unusual items, in the fourth quarter of 2006, down significantly from the $132 million recorded in the fourth quarter of 2005. Lower operating earnings reflected tax adjustments in Northwest Europe combined with the increase in the U.K. tax rate, higher depreciation, depletion and amortization expense, and foreign exchange losses. These factors were partially offset by higher inventory liftings in Northwest Europe. The increase year-over-year in depreciation, depletion and amortization expense reflected the reduction in the asset retirement obligation provision in Libya in the fourth quarter of 2005 combined with the start up of De Ruyter and L5b-C.

In the fourth quarter of 2006, International had a net loss from continuing operations of $1 million, compared with net earnings of $158 million in the fourth quarter of 2005. The net loss from continuing operations in the fourth quarter of 2006 included a $33 million unrealized loss on the Buzzard derivative contracts, $3 million in insurance proceeds from the Scott platform fire, a $2 million insurance premium surcharge, and a $1 million loss on sale of assets. Net earnings from continuing operations in the fourth quarter of 2005 included a $29 million positive adjustment related to income tax rate and other tax adjustments, a $10 million insurance premium surcharge, and a $7 million unrealized gain on the Buzzard derivative contracts.

International Production and Pricing

International production from continuing operations increased slightly in the fourth quarter of 2006, compared with the fourth quarter of 2005.

In the fourth quarter of 2006, production from the U.K. and the Netherlands sectors of the North Sea increased by 9%, reflecting the addition of De Ruyter and L5b-C, partially offset by anticipated natural declines. Libyan quarterly production decreased by 6% in the fourth quarter of 2006, compared with the fourth quarter of 2005, due to delays in well workovers and maintenance in the En Naga Field. Northern Latin America production remained unchanged in the fourth quarter of 2006, compared with the fourth quarter of 2005.

PETRO-CANADA

	Fourth Quarter 2006	Fourth Quarter 2005
Production from continuing operations, net (boe/d)
U.K. sector of the North Sea	27,500	32,400
The Netherlands sector of the North Sea	23,100	14,000
Northwest Europe	50,600	46,400
North Africa/Near East	47,600	50,900
Northern Latin America	10,800	10,800
Total International production, net	109,000	108,100
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$67.84	$64.60
Average realized natural gas price from continuing operations ($/Mcf)	$7.24	$8.99

The International business unit’s realized commodity prices from continuing operations remained strong as crude oil and NGL realized prices increased 5% in the fourth quarter of 2006, compared with the same period in 2005. Realized prices from continuing operations for natural gas decreased 19% in the fourth quarter of 2006, compared with the same period in the prior year.

Northwest Europe

In the U.K. sector of the North Sea, Buzzard achieved first oil on January 7, 2007, on schedule and budget. The field is expected to ramp up to peak production by mid-2007.

In the Netherlands sector of the North Sea, L5b-C achieved first production on November 14, 2006, on budget and ahead of schedule. Average natural gas production from L5b-C is expected to average 10,500 boe/d gross in 2007 (about 3,000 boe/d net).

At De Ruyter, a second production well came on-stream at the end of October 2006, enabling the Petro-Canada operated facility to reach the production capacity of platform facilities of 27,000 b/d gross (about 14,600 b/d net) in the fourth quarter of 2006. Drilling of a third production well commenced in the fourth quarter of 2006, was completed and production commenced in January 2007.

North Africa/Near East

In Libya, the shut-in of En Naga production for maintenance and pressure-related issues constrained production in the fourth quarter of 2006. In the fourth quarter, Petro-Canada completed two development wells in the En Naga Field which are expected to restore production to previous levels in 2007. In December, the Company successfully acquired and became operator of a 50% working interest in Block 137 in the Sirte Basin in the third round of the exploration and production-sharing agreement (EPSA) IV auction in Libya.

In Syria, the Company completed an agreement to purchase a 90% working interest in the Ash Shaer and Cherrife natural gas fields in central Syria for $54 million in the fourth quarter of 2006. Under this agreement, Petro-Canada will act as operator and will have the option to purchase the remaining 10% interest within five years, subject only to approval by the Syrian government. This purchase aligns with the Company’s strategy of developing long-life assets that contribute to earnings and cash flow.

Northern Latin America

In Trinidad and Tobago, the Company continued to interpret seismic data and define well locations for its exploration drilling plans on Blocks 1a, 1b and 22 by completing environmental and well site surveys in the fourth quarter of 2006.

PETRO-CANADA

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company’s producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million recorded in the first quarter of 2006. This sale aligned with Petro-Canada’s strategy to increase the proportion of long-life and operated assets within its asset portfolio. Petro-Canada’s activities in Syria remain an important part of the North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.

Discontinued Operations	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars, unless otherwise noted)	2006	2005	2006	2005
Net earnings from discontinued operations	$-	$46	$152	$98
Gain on sale of assets	-	-	134	-
Operating earnings from discontinued operations	$-	$46	$18	$98
Insurance premium surcharges	-	(2)	-	(2)
Operating earnings from discontinued operations adjusted for unusual items	$-	$48	$18	$100
Cash flow from operating activities before changes in non-cash working capital	$-	$65	$17	$245
Production, net (boe/d)	-	66,400	5,500	70,100
Average realized crude oil and NGL price ($/bbl)	$-	$64.13	$71.84	$61.82
Average realized natural gas price ($/Mcf)	$-	$7.10	$7.94	$6.43

2007 Upstream Consolidated Production Outlook

The production information contained in this section was previously released on December 14, 2006. Upstream production is expected to increase in 2007 with additional volumes from Buzzard, Terra Nova, the Syncrude expansion, De Ruyter and L5b-C. Offsetting these increases are lower production from North American Natural Gas and natural declines in the North Sea. Production is expected to average in the range of 390,000 boe/d to 420,000 boe/d, net to Petro-Canada in 2007, up from 2006.

Factors that may impact production during 2007 include reservoir performance, drilling results, facility reliability - particularly at Terra Nova - ramp up of production at Buzzard, De Ruyter and L5b-C, regulatory approval of increased facility throughput at White Rose and the successful execution of planned turnarounds.

	2006 Actual	2007 Outlook (+/-)
(thousands of boe/d)		As at December 14, 2006
North American Natural Gas
Natural gas	103	97
Liquids	14	13
East Coast Oil	73	87
Oil Sands
Syncrude	31	34
MacKay River	21	24
International
North Africa/Near East (1)	49	49
Northwest Europe	44	85
Northern Latin America	10	11
Total continuing operations	345	390 - 420
(1) North Africa/Near East excludes production related to the mature Syrian assets sold on January 31, 2006.

PETRO-CANADA

Reserves

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Petro-Canada’s reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices, and may differ from Canadian domestic standards and practices. Where the term boe is used in this quarterly report, it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable,” or “potential” reserves and resources in this quarterly report does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

The Company's reserves data and reserves quantities are determined by Petro-Canada's staff of qualified reserves evaluators using corporate-wide policies, procedures and practices. These reserves policies, procedures and practices conform with the requirements in Canada, as well as with the U.S. SEC and the Association of Professional Engineers, Geologists and Geophysicists of Alberta's Standard of Practice for the Evaluation of Oil and Gas Reserves for Public Disclosure. Petro-Canada also employs independent third parties to evaluate, audit and/or review its reserves processes and estimates. In 2006, 34% of North American and 29% of International proved reserves were assessed by independent reserves evaluators. The independent reserves evaluators concluded that the Company's year-end reserves estimates were reasonable.

December 31, 2006 Consolidated Reserves (1)	Proved Liquids	Proved Gas	2006 Proved Reserves Additions Liquids (3)	2006 Proved Reserves Additions Gas (3)	Proved (2)	2006 Proved Reserves Additions (3)
(working interest before royalties)	(MMbbls)	(Billion cubic feet, Bcf)	(MMbbls)	(Bcf)	(Million barrels of oil equivalent,MMboe)	(MMboe)
North American Natural Gas	47	1,645	3	44	321	10
East Coast Oil	123	-	18	-	123	18
Oil Sands (4)	502	-	179	-	502	179
International (5)	278	300	(35)	(24)	328	(39)
Total	950	1,945	165	20	1,274	168
Production, net	81	270				126
Proved replacement ratio (4), (5), (6), (7)						134%

(1)	A comparative table for 2006 versus 2005 is shown on page 27.
(2)
At year-end 2006, 63% of proved reserves were classified as proved developed reserves. Of the total proved undeveloped reserves, 95% are associated with large projects currently producing or under active development, including Buzzard, Syncrude, MacKay River, Hibernia, Terra Nova, White Rose and Trinidad and Tobago natural gas.

(3)
Proved reserves additions are the sum of revisions of previous estimates, net purchases/sales, and discoveries, extensions and improved recovery. Further detail on these categories is provided in the reserves table on page 27.

(4)	Oil Sands proved reserves include reserves from Syncrude and MacKay River.
(5)
The year-end reserves reflect Petro-Canada’s sale of its mature Syrian producing assets on January 31, 2006. The 2005 year-end Syrian proved reserves were 49 MMboe, the proved plus probable reserves were 67 MMboe. 2006 production presented does not include any production from the Syrian producing assets.

(6)
This ratio is the year-over-year net change in proved reserves (before deducting production) divided by annual production during the year. Proved reserves replacement ratio is a general indicator of the Company's reserves growth. It is only one of a number of metrics that can be used to analyse a company's upstream business.

(7)	Reserves replacement ratio and reserves life index are non-standardized measures and may not be comparable to similar measures of other companies. They are illustrative only.

PETRO-CANADA

December 31, 2006
Five-year proved plus probable replacement ratio	175%
Proved plus probable reserves life index (1), (2)	17.3

(1) Reserves replacement ratio and reserves life index are non-standardized measures and may not be comparable to similar measures of other companies. They are illustrative only.
(2) This index is proved plus probable reserves at year-end 2006 divided by annual production.

Petro-Canada's objective is to replace reserves over time through exploration, development and acquisition. The Company believes that, due to the specific nature of its upstream portfolio and attributes of its probable reserves, the combination of proved plus probable reserves provides the best perspective of Petro-Canada’s reserves. Petro-Canada’s proved plus probable reserves replacement on a consolidated basis was 175% over the last five years. The proved plus probable reserves life index was 17.3 at year-end 2006, compared with 14.7 at year-end 2005.

In 2006, the Company replaced 134% of production on a proved basis. Proved reserves additions totalled 168 MMboe, compared with 2006 production of 126 MMboe net. As a result, total proved reserves increased from 1,232 MMboe at year-end 2005 to 1,274 MMboe at year-end 2006.

The North American Natural Gas business added 10 MMboe of proved reserves additions in 2006. Lower than expected reserves additions reflected technical revisions related to reservoir performance of some Western Canada pools and the application of SEC year-end natural gas prices These factors were partially offset by reserves additions from exploration and development activity.

In East Coast Oil, a total of 18 MMbbls were added to proved reserves during 2006. This was due to ongoing development well drilling at White Rose, Terra Nova and Hibernia.

In 2006, 179 MMbbls of proved reserves were added in Oil Sands. At MacKay River, year-end bitumen prices resulted in positive SEC economics permitting the booking of proved reserves. Development and delineation drilling combined with an increased proved recovery factor resulted in the addition of 165 MMbbls of proved reserves at MacKay River. At Syncrude, 14 MMbbls were added to proved reserves, reflecting extraction efficiencies.

International proved reserves declined by 39 MMboe in 2006 due to the sale of the mature Syrian producing assets. Partially offsetting this decline was the addition of proved reserves at Buzzard.

Further detail on Petro-Canada’s reserves is provided in the reserves table at the end of this MD&A (see page 27).

DOWNSTREAM

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings	$83	$111	$473	$415
Gain on sale of assets	5	4	10	17
Operating earnings	$78	$107	$463	$398
Insurance premium surcharges	(2)	(9)	(8)	(23)
Oakville closure recoveries	-	-	-	2
Income tax adjustments	-	(2)	41	(2)
Operating earnings adjusted for unusual items	$80	$118	$430	$421
Cash flow from operating activities before changes in non-cash working capital	$178	$221	$790	$607

In 2006, the Downstream delivered record earnings from operations for the third year in a row due to a continued strong business environment and reliable operations at the Company’s two refineries. Lower fourth quarter earnings reflected lower industry margins.

In the fourth quarter of 2006, the Downstream business contributed $80 million of operating earnings adjusted for unusual items, down from $118 million in the same quarter of 2005. The decrease in operating earnings reflected lower realized refining and marketing margins, higher depreciation, depletion and amortization expense due primarily to the completion of the ultra-low sulphur diesel projects and asset retirement obligation charges. This was partially offset by improved lubricant margins, increased total sales volumes and lower operating costs.

The Downstream business recorded net earnings of $83 million in the fourth quarter of 2006, compared with $111 million in the same quarter of 2005. Net earnings in the fourth quarter of 2006 included a $5 million gain on sale of assets and a $2 million insurance premium surcharge. Net earnings in the fourth quarter of 2005 included a $9 million insurance premium surcharge, a $4 million gain on the sale of assets and a $2 million charge related to an income tax rate adjustment.

PETRO-CANADA

Downstream Operating Earnings Adjusted For Unusual Items

	Fourth Quarter 2006	Fourth Quarter 2005
Refining and Supply operating earnings adjusted for unusual items (millions of Canadian dollars)	$75	$98
New York Harbor 3-2-1 crack spread (US$/bbl)	$7.27	$9.04
Marketing operating earnings (loss) adjusted for unusual items (millions of Canadian dollars)	$5	$20

The average New York Harbor 3-2-1 refinery crack spread was $7.27 US/bbl in the fourth quarter of 2006, down from $9.04 US/bbl in the fourth quarter of 2005. The average international light/heavy crude price differential was $12.77 US/bbl in the fourth quarter of 2006, compared with $13.65 US/bbl in the fourth quarter of 2005.

In the fourth quarter of 2006, total sales of refined petroleum products increased slightly, compared with the same period last year, despite warmer winter weather in Eastern Canada and intense competition.

Refining and Supply contributed fourth quarter 2006 operating earnings adjusted for unusual items of $75 million, compared with $98 million in the same quarter of 2005. Results reflected lower refining margins and a narrower light/heavy crude price differential. These factors were partially offset by improved refinery yields and favourable asphalt margins.

Marketing contributed fourth quarter 2006 operating earnings adjusted for unusual items of $5 million, down from $20 million in the same quarter of 2005. Lower marketing margins continued to reflect strong competition in several major markets in Canada.

Downstream Turnaround Activity

The Montreal and Edmonton refineries have planned routine maintenance on units within the refineries, none of which are expected to be significant, in the first quarter of 2007.

CORPORATE

Shared Services	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Net loss	$(105)	$(94)	$(263)	$(177)
Foreign currency translation gain (loss)	(58)	(5)	1	73
Operating loss	$(47)	$(89)	$(264)	$(250)
Stock-based compensation	(21)	(9)	(31)	(66)
Income tax adjustments	-	(31)	(71)	(31)
Operating loss adjusted for unusual items	$(26)	$(49)	$(162)	$(153)
Cash flow from operating activities before changes in non-cash working capital	$(63)	$(50)	$(218)	$(225)

Shared Services recorded an operating loss adjusted for unusual items of $26 million in the fourth quarter of 2006, compared with a loss of $49 million for the same period in 2005. The fourth quarter 2006 operating loss included a $21 million charge related to the mark-to-market valuation of stock-based compensation. The fourth quarter 2005 operating loss adjusted for unusual items included a $31 million charge related to income tax adjustments and a $9 million mark-to-market charge for stock-based compensation.

PETRO-CANADA

Interest expense was $37 million before-tax during the fourth quarter of 2006, down from $52 million in the fourth quarter of the prior year.

In the fourth quarter of 2006, Shared Services recorded a net loss of $105 million, compared with a loss of $94 million in the fourth quarter of 2005. The net loss from Shared Services included losses on foreign currency translation related to long-term debt.

Cash flow was affected by two items that typically cause differences between earnings and cash flow. Tax deferrals resulting from the Company's upstream partnership decreased cash flow by about $40 million in the quarter, compared with an increase of $90 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business increased fourth quarter cash flow by approximately $18 million, compared with an increase of $40 million in the fourth quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2006	2005	2006	2005
Cash flow from continuing operations	$991	$1,116	$3,687	$3,787
Cash flow from discontinued operations	-	65	17	245
Cash flow	$991	$1,181	$3,704	$4,032
Net cash inflows (outflows) from:
Investing activities before changes in non-cash working capital	(1,152)	(844)	(2,797)	(3,595)
Financing activities before changes in non-cash working capital	(95)	(138)	(1,175)	(10)
(Increase) decrease in non-cash working capital	75	199	(22)	192
Increase (decrease) in cash and cash equivalents	$(181)	$398	$(290)	$619
Cash and cash equivalents	$499	$789	$499	$789

Petro-Canada’s financing strategy is designed to maintain financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operations ratio, a key short-term leverage measure, was 0.8 times at December 31, 2006. This is within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 21.7% at December 31, 2006, below the Company's target range of 25% to 35%.

Financial Ratios	December 31, 2006	December 31, 2005
Debt-to-cash flow (1) (times)	0.8	0.8
Debt-to-debt plus equity (%)	21.7	23.5

(1)	From continuing operations.

Operating Activities

Excluding cash and cash equivalents and the current portion of long-term debt, the operating working capital deficiency was $1,014 million at the end of the fourth quarter of 2006, compared with an operating working capital deficiency of $697 million at December 31, 2005. The working capital deficiency was higher primarily due to a decrease in accounts receivable and an increase in accounts payable.

PETRO-CANADA

Investing Activities

Capital and Exploration Expenditures	Three months ended December 31,		Year ended December 31,		Outlook
(millions of Canadian dollars)	2006	2005	2006	2005	2007(1)
Upstream
North American Natural Gas	$303	$182	$788	$713	$780
East Coast Oil	68	89	256	314	210
Oil Sands	89	109	377	772	770
International (2)	293	163	760	696	865
	753	543	2,181	2,495	2,625
Downstream
Refining and Supply	321	243	1,038	883	1,215
Sales and Marketing	68	37	142	108	150
Lubricants	5	40	49	62	25
	394	320	1,229	1,053	1,390
Shared Services	9	6	24	12	35
Total property, plant and equipment and exploration	1,156	869	3,434	3,560	4,050
Deferred charges and other assets	9	15	50	70	10
Total continuing operations	1,165	884	3,484	3,630	4,060
Discontinued operations	-	12	1	46	-
Total	$1,165	$896	$3,485	$3,676	$4,060

(1)	The 2007 Outlook was previously released on December 14, 2006.
(2)	International excludes capital expenditures related to the Syrian producing assets, which were sold by the Company in January 2006.

Outlook - Capital Expenditures

The capital expenditures information contained in this section was previously released on December 14, 2006. In 2007, spending on new growth projects will increase. More than 60% of planned capital expenditures support delivering profitable new growth, and funding exploration and new ventures. This estimate is up from nearly 53% in these categories in 2006. The remaining 40% of the 2007 planned capital expenditures are directed toward reserves replacement in core areas, enhancing existing assets, improving base business profitability and regulatory compliance. The regulatory compliance portion of the program was greater in 2006, primarily due to investments to produce cleaner burning fuels at Downstream refineries.

Capital Investment Prioritiesn (millions of dollars)	2007 Outlook As at Dec. 14, 2006	2007 Highlights
Regulatory compliance	$100	Regulatory projects at Downstream facilities
Enhancing existing assets	240	Improving reliability at Downstream, Oil Sands and North American Natural Gas facilities
Improving base business profitability	160	Developing the retail/wholesale marketing networks and improving refinery yield
Reserves replacement in core areas	1,025	Investing for immediate impact across the four upstream businesses
New growth projects	2,020
Investing in medium-term growth projects, such as converting the Edmonton refinery to run Oil Sands feedstocks, preliminary engineering and design at Fort Hills, developing the Ash Shaer project in Syria and adding production from the Saxon development in the U.K. sector of the North Sea

Exploration and new ventures for long-term growth	515	Investing in exploration activity in International, Western Canada and the U.S. Rockies, Alaska and the Mackenzie Delta/Corridor, and evaluating oil sands leases and in situ technology advancements
Total continuing operations	$4,060

PETRO-CANADA

Financing Activities

During the fourth quarter of 2006, the Company increased its syndicated committed credit facilities to $2,200 million from $2,000 million. The Company also had bilateral demand credit facilities of $829 million. A total of $1,444 million of the credit facilities was used for letters of credit and overdraft coverage as at December 31, 2006. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at the end of the fourth quarter of 2006.

As at December 31, 2006, the Company’s unsecured long-term debt securities were rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year-end 2005.

Returning Cash to Shareholders

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

Petro-Canada regularly reviews its dividend strategy to ensure the alignment of dividend policy with shareholder expectations, and financial and growth objectives. Consistent with this objective, on December 14, 2006, the Company declared a 30% increase in its quarterly dividend to $0.13/share, commencing with the dividend payable April 1, 2007.

Petro-Canada’s current NCIB program, which extends to June 21, 2007, entitles the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. The level of activity in the NCIB program in 2006 reflected the use of proceeds from the sale of the mature Syrian assets to buy back shares.

Period	Shares Repurchased		Average Price		Total Cost ($ million)
	2006	2005	2006	2005	2006	2005
Fourth quarter	1,000,000	2,000,000	$50.26	$44.38	$50	$89
Full year	19,778,400	8,333,400	$51.10	$41.54	$1,011	$346

Contingent Liabilities and Contractual Obligations

Contractual obligations are summarized in the Company’s 2005 annual MD&A and contingent liabilities are disclosed in Note 25 of the 2005 annual Consolidated Financial Statements. During the fourth quarter of 2006, total contractual obligations increased by approximately $1.5 billion from September 30, 2006. The increase in contractual obligations resulted primarily from an increase in the estimate of asset retirement obligations, additional product purchase obligations and foreign exchange impacts on long-term debt.

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the 2005 annual Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements is not expected to be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard Field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts relating to the future sale of crude oil based on Brent crude oil prices. As a result of the weakening Canadian dollar compared with the third quarter of 2006, a mark-to-market unrealized loss associated with these Buzzard contracts of $33 million after-tax was recorded in the fourth quarter of 2006. This compares with an unrealized gain of $7 million after-tax recorded in the fourth quarter of 2005.

As at December 31, 2006, there was no material change in the Company’s risks or risk management activities since December 31, 2005. Petro-Canada’s risk management activities are conducted in accordance with the policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2005 AIF and the risk management section of the 2005 annual MD&A.

PETRO-CANADA

SHAREHOLDER INFORMATION

As at December 31, 2006, Petro-Canada’s outstanding common shares totalled 497.5 million and averaged 497.9 million during the fourth quarter of 2006. This figure compares with outstanding common shares of 515.1 million as at December 31, 2005 and average shares outstanding of 516.2 million for the quarter ended December 31, 2005.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, January 25, 2007 at 9:00 a.m. eastern standard time (EST). To participate, please call 1-866-898-9626 or 416-340-2216 at 8:55 a.m. Media are invited to listen to the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (pass code number 3202649#). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx on January 25, 2007 at 9:00 a.m. EST. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

PETRO-CANADA

SELECT OPERATING DATA
December 31, 2006

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Before Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	84.7	81.1	72.7	75.3
Oil Sands	58.2	48.3	52.2	47.0
North American Natural Gas (1)	13.8	14.0	14.2	14.7
Northwest Europe	40.7	35.6	33.2	33.7
North Africa/Near East (2)	47.6	50.9	49.4	49.8
	245.0	229.9	221.7	220.5

Natural gas production, net excluding injectants (MMcf/d)
North American Natural Gas (1)	615	649	616	668
Northwest Europe	59	65	63	66
Northern Latin America	65	65	63	72
	739	779	742	806

Total production from continuing operations (Mboe/d), net before royalties (3)	368	360	345	355
Discontinued operations
Crude oil and NGL production, net (Mb/d)	-	62.4	5.2	65.9
Natural gas production, net excluding injectants (MMcf/d)	-	24	2	25
Total production from discontinued operations (Mboe/d), net before royalties (3)	-	66	6	70
Total production (Mboe/d), net before royalties (3)	368	426	351	425
After Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	82.2	70.4	68.5	69.6
Oil Sands	56.2	47.8	48.8	46.5
North American Natural Gas (1)	10.3	10.8	10.8	11.2
Northwest Europe	40.7	35.6	33.2	33.7
North Africa/Near East (2)	43.0	46.8	44.7	44.0
	232.4	211.4	206.0	205.0

Natural gas production, net excluding injectants (MMcf/d)
North American Natural Gas (1)	481	488	489	512
Northwest Europe	59	65	63	66
Northern Latin America	32	25	32	29
	572	578	584	607

Total production from continuing operations (Mboe/d), net after royalties (3)	328	308	303	306
Discontinued operations
Crude oil and NGL production, net (Mb/d)	-	19.4	1.4	20.3
Natural gas production, net excluding injectants (MMcf/d)	-	4	-	4
Total production from discontinued operations (Mboe/d), net after royalties (3)	-	20	1	21
Total production (Mboe/d), net after royalties (3)	328	328	304	327

Petroleum product sales (thousands of m3/d)
Gasolines	23.6	23.6	24.2	24.4
Distillates	20.6	20.9	19.6	19.7
Other, including petrochemicals	9.7	8.4	8.7	8.7
	53.9	52.9	52.5	52.8

Crude oil processed by Petro-Canada (thousands of m3/d)	38.2	40.2	37.8	40.9
Average refinery utilization (%) (4)	94	99	93	96
Downstream operating earnings from continuing operations after-tax (cents/litre) (5)	1.6	2.2	2.4	2.1

(1) North American Natural Gas includes Western Canada and U.S. Rockies.
(2) North Africa/Near East excludes production relating to the Syrian producing assets, which were sold in January 2006 and reported as discontinued operations.
(3) Natural gas converted at six Mcf of natural gas to one bbl of oil.
(4) Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(5) Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA

RESERVES DATA
As at December 31, 2006

	North American Natural Gas		Oil Sands		East Coast Oil	International		Total
Working interest before royalties (MMboe)	Western Canada	U.S. Rockies	Syncrude	Bitumen
Proved Reserves
As at December 31, 2005	330	23	342	-	132	405		1,232
Revisions of previous estimate	(7)	13	14	165	18	10		213
Net purchases/sales	-	-	-	-	-	(49)	(2)	(49)
Discoveries, extensions and improved recovery	4	-	-	-	-	-		4
Production, net	(38)	(4)	(11)	(8)	(27)	(38)	(1)	(126)
As at December 31, 2006	289	32	345	157	123	328		1,274
Probable Reserves
As at December 31, 2005	112	57	275	238	174	196		1,052
Revisions of previous estimate	(42)	(29)	3	(85)	(18)	(27)		(198)
Net purchases/sales	-	-	-	-	-	55	(3)	55
Discoveries, extensions and improved recovery	7	-	-	-	-	-		7
As at December 31, 2006	77	28	278	153	156	224		916
Proved + Probable Reserves
As at December 31, 2005	442	80	617	238	306	601		2,284
Revisions of previous estimate	(49)	(16)	17	80	-	(17)		15
Net purchases/sales	-	-	-	-	-	6		6
Discoveries, extensions and improved recovery	11	-	-	-	-	-		11
Production, net	(38)	(4)	(11)	(8)	(27)	(38)	(1)	(126)
As at December 31, 2006	366	60	623	310	279	552		2,190

(1)	2006 production of 6 MMboe from the mature Syrian assets that were sold is excluded from the table.
(2)	Proved reserves of 49 MMboe related to the mature Syrian assets that were sold are included in the net purchases/sales for the International segment.
(3)	Probable reserves of 18 MMboe related to the mature Syrian assets that were sold are included in the net purchases/sales for the International segment.

PETRO-CANADA

AVERAGE PRICE REALIZED
December 31, 2006

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Crude oil and NGL ($/bbl)
East Coast Oil	66.32	64.23	71.12	63.15
Oil Sands	49.46	46.28	54.60	46.90
North American Natural Gas (1)	58.02	63.27	64.87	59.47
Northwest Europe	68.63	67.43	72.67	66.13
North Africa/Near East	67.15	62.56	72.70	65.79
Total crude oil and NGL from continuing operations	62.37	60.51	67.38	60.45
Discontinued operations	-	64.13	71.84	61.82
Total crude oil and NGL	62.37	61.29	67.48	60.77
Natural gas ($/Mcf)
North American Natural Gas (1)	6.52	11.83	6.85	8.47
Northwest Europe	8.61	8.68	8.91	7.35
Northern Latin America	4.70	9.82	5.13	6.62
Total natural gas from continuing operations	6.61	11.49	6.96	8.30
Discontinued operations	-	7.10	7.94	6.43
Total natural gas	6.61	11.34	6.96	8.24

(1) North American Natural Gas includes Western Canada and the U.S. Rockies.

EFFECTIVE ROYALTY RATES
December 31, 2006

	Three months ended December 31,		Year ended December 31,
(% of sales revenues)	2006	2005	2006	2005
North American Natural Gas	22%	25%	21%	23%
East Coast Oil	3%	13%	6%	8%
Oil Sands	3%	1%	6%	1%
International
Northwest Europe	-	-	-	-
North Africa/Near East	10%	8%	10%	12%
Northern Latin America	50%	62%	50%	60%
Total continuing operations	11%	14%	12%	14%
Discontinued operations	-	70%	74%	70%
Total	11%	23%	13%	23%

PETRO-CANADA

SHARE INFORMATION
December 31, 2006

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Weighted-average common shares outstanding (millions)	497.9	516.2	503.9	518.4
Weighted-average diluted common shares outstanding (millions)	503.4	523.1	509.9	525.4
Net earnings - Basic ($/share)	0.77	1.38	3.45	3.45
- Diluted ($/share)	0.76	1.36	3.41	3.41
Operating earnings from continuing operations adjusted for unusual items - Basic ($/share)	0.98	1.29	3.99	4.37
- Diluted ($/share)	0.97	1.27	3.94	4.31
Cash flow ($/share)	1.99	2.29	7.35	7.78
Dividends ($/share)	0.10	0.10	0.40	0.33
Toronto Stock Exchange:
Share price (1) - High	51.70	50.20	58.59	50.80
- Low	41.91	40.13	41.91	29.51
- Close at December 31	47.75	46.65	47.75	46.65
Shares traded (millions)	108.7	169.6	484.3	575.9
New York Stock Exchange:
Share price (2) - High	45.48	43.03	51.11	43.47
- Low	37.37	33.96	37.37	24.15
- Close at December 31	41.04	40.09	41.04	40.09
Shares traded (millions)	34.2	28.5	138.5	105.7

(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

PETRO-CANADA

SELECT FINANCIAL DATA
December 31, 2006
(unaudited, millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Earnings
Upstream
North American Natural Gas	$91	$284	$402	$660
East Coast Oil	261	180	934	775
Oil Sands	55	15	245	112
International	33	151	22	453
Downstream	78	107	463	398
Shared Services	(47)	(89)	(264)	(250)
Operating earnings from continuing operations	$471	$648	$1,802	$2,148
Foreign currency translation gain (loss)	(58)	(5)	1	73
Unrealized gain (loss) on Buzzard derivative contracts	(33)	7	(240)	(562)
Gain on asset sales	4	18	25	34
Discontinued operations	-	46	152	98
Net earnings	$384	$714	$1,740	$1,791

Cash flow
Cash flow from continuing operating activities	$964	$1,285	$3,608	$3,783
Increase (decrease) in non-cash working capital related to continuing operating activities and other	27	(169)	79	4
Cash flow from continuing operations	$991	$1,116	$3,687	$3,787

Average capital employed (1)
Upstream			$8,346	$8,376
Downstream			4,170	3,341
Shared Services			352	143
Total Company			$12,868	$11,860

Return on capital employed (1) (%)
Upstream			18.3	18.5
Downstream			11.3	12.4
Total Company			14.3	16.0

Operating return on capital employed (1) (%)
Upstream			19.4	25.0
Downstream			11.1	11.9
Total Company			15.0	19.8

Return on equity (1) (%)			17.5	19.7

Debt			$2,894	$2,913
Cash and cash equivalents (1)			$499	$789
Debt-to-cash flow (2) (times)			0.8	0.8
Debt-to-debt plus equity (%)			21.7	23.5

(1) Includes discontinued operations.
(2) From continuing operations.

PETRO-CANADA

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the periods ended December 31, 2006
(millions of Canadian dollars, except per share amounts)
	Three months ended December 31,		Year ended December 31
	2006	2005	2006	2005

Revenue
Operating	$4,595	$4,805	$18,911	$17,585
Investment and other income (expense) (Note 5)	(45)	33	(242)	(806)
	4,550	4,838	18,669	16,779
Expenses
Crude oil and product purchases	2,226	2,429	9,649	8,846
Operating, marketing and general	835	806	3,180	2,962
Exploration	107	77	339	271
Depreciation, depletion and amortization	407	285	1,365	1,222
Unrealized loss (gain) on translation of foreign currency denominated long-term debt	69	7	(1)	(88)
Interest	37	52	165	164
	3,681	3,656	14,697	13,377

Earnings from continuing operations before income taxes	869	1,182	3,972	3,402

Provision for income taxes
Current (Note 6)	455	377	2,073	1,794
Future (Note 6)	30	137	311	(85)
	485	514	2,384	1,709

Net earnings from continuing operations	384	668	1,588	1,693

Net earnings from discontinued operations (Note 4)	-	46	152	98

Net earnings	$384	$714	$1,740	$1,791

Earnings per share from continuing operations (Note 7)
Basic	$0.77	$1.29	$3.15	$3.27
Diluted	$0.76	$1.28	$3.11	$3.22

Earnings per share (Note 7)
Basic	$0.77	$1.38	$3.45	$3.45
Diluted	$0.76	$1.36	$3.41	$3.41

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the periods ended December 31, 2006
(millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Retained earnings at beginning of period	$8,223	$6,355	$7,018	$5,408
Net earnings	384	714	1,740	1,791
Dividends on common shares	(50)	(51)	(201)	(181)
Retained earnings at end of period	$8,557	$7,018	$8.557	$7,018

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the periods ended December 31, 2006
(millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Operating activities
Net earnings	$384	$714	$1,740	$1,791
Less: Net earnings from discontinued operations	-	46	152	98
Net earnings from continuing operations	384	668	1,588	1,693
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	407	285	1,365	1,222
Future income taxes	30	137	311	(85)
Accretion of asset retirement obligations	13	9	54	50
Unrealized loss (gain) on translation of foreign currency denominated long-term debt	69	7	(1)	(88)
Gain on disposal of assets	(6)	(25)	(30)	(48)
Unrealized loss (gain) associated with the Buzzard derivative contracts (Note 13)	49	(10)	259	889
Other	(5)	6	18	14
Exploration expenses	50	39	123	140
Proceeds from sale of accounts receivable (Note 8)	-	-	-	80
(Increase) decrease in non-cash working capital related to continuing operating activities	(27)	169	(79)	(84)
Cash flow from continuing operating activities	964	1,285	3,608	3,783
Cash flow from discontinued operating activities (Note 4)	-	60	15	204
Cash flow from operating activities	964	1,345	3,623	3,987

Investing activities
Expenditures on property, plant and equipment and exploration	(1,156)	(881)	(3,435)	(3,606)
Proceeds from sale of assets (Note 4)	13	52	688	81
Increase in deferred charges and other assets	(9)	(15)	(50)	(70)
Decrease in non-cash working capital related to investing activities	102	35	59	237
Cash flow from investing activities	(1,050)	(809)	(2,738)	(3,358)

Financing activities
Decrease in short-term notes payable	-	-	-	(303)
Proceeds from issue of long-term debt	-	-	-	762
Repayment of long-term debt	(2)	(1)	(7)	(6)
Proceeds from issue of common shares (Note 10)	7	3	44	64
Purchase of common shares (Note 10)	(50)	(89)	(1,011)	(346)
Dividends on common shares	(50)	(51)	(201)	(181)
Cash flow from financing activities	(95)	(138)	(1,175)	(10)

Increase (decrease) in cash and cash equivalents	(181)	398	(290)	619
Cash and cash equivalents at beginning of period	680	391	789	170
Cash and cash equivalents at end of period	$499	$789	$499	$789
Cash and cash equivalents - discontinued operations (Note 4)	$-	$68	$-	$68
Cash and cash equivalents - continuing operations	$499	$721	$499	$721

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED BALANCE SHEET (unaudited)
As at December 31, 2006
(millions of Canadian dollars)

	December 31,2006	December 31,2005

Assets
Current assets
Cash and cash equivalents	$499	$721
Accounts receivable (Note 8)	1,600	1,617
Inventories	632	596
Future income taxes	95	-
Assets of discontinued operations (Note 4)	-	237
	2,826	3,171

Property, plant and equipment, net	18,577	15,921
Goodwill	801	737
Deferred charges and other assets	442	415
Assets of discontinued operations (Note 4)	-	411
	$22,646	$20,655

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$3,319	$2,895
Income taxes payable	22	82
Liabilities of discontinued operations (Note 4)	-	102
Current portion of long-term debt (Note 9)	7	7
	3,348	3,086

Long-term debt (Note 9)	2,887	2,906
Other liabilities (Note 13)	1,826	1,888
Asset retirement obligations	1,170	882
Future income taxes	2,974	2,405

Shareholders' equity
Common shares (Note 10)	1,366	1,362
Contributed surplus (Note 10)	469	1,422
Retained earnings	8,557	7,018
Foreign currency translation adjustment	49	(314)
	10,441	9,488
	$22,646	$20,655

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 4)
 Three months ended December 31,
	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenue
Sales to customers	$352	$658	$534	$367	$143	$191	$644	$551	$2,922	$3,038	$-	$-	$4,595	$4,805
Investment and other Income (expense) (1)	1	20	1	1	-	-	(63)	16	6	(4)	10	-	(45)	33
Inter-segment sales	72	113	97	67	213	177	-	-	6	3	-	-
Segmented revenue	425	791	632	435	356	368	581	567	2,934	3,037	10	-	4,550	4,838
Expenses
Crude oil and product purchases	53	144	114	48	102	166	-	-	1,959	2,069	(2)	2	2,226	2,429
Inter-segment transactions	2	2	3	2	(5)	27	-	-	388	329	-	-
Operating, marketing and general	122	116	43	42	142	105	108	97	380	410	40	36	835	806
Exploration	38	20	11	4	4	1	54	52	-	-	-	-	107	77
Depreciation, depletion and amortization	104	89	72	61	30	43	116	40	81	51	4	1	407	285
Unrealized loss on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	69	7	69	7
Interest	-	-	-	-	-	-	-	-	-	-	37	52	37	52
	319	371	243	157	273	342	278	189	2,808	2,859	148	98	3,681	3,656
Earnings (loss) from continuing operations before income taxes	106	420	389	278	83	26	303	378	126	178	(138)	(98)	869	1,182
Provision for income taxes
Current (Note 6)	101	88	88	83	(46)	(18)	300	265	22	(3)	(10)	(38)	455	377
Future (Note 6)	(86)	34	40	15	74	29	4	(45)	21	70	(23)	34	30	137
	15	122	128	98	28	11	304	220	43	67	(33)	(4)	485	514
Net earnings (loss) from continuing operations	$91	$298	$261	$180	$55	$15	$(1)	$158	$83	$111	$(105)	$(94)	$384	$668
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$303	$182	$68	$89	$89	$109	$293	$163	$394	$320	$9	$6	$1,156	$869
Cash flow from continuing operating activities	$108	$482	$292	$165	$199	$120	$171	$235	$314	$324	$(120)	$(41)	$964	$1,285
Total assets from continuing operations	$4,151	$3,763	$2,465	$2,442	$2,885	$2,623	$6,031	$4,856	$6,649	$5,609	$465	$714	$22,646	$20,007

(1)
Investment and other income for the International segment includes unrealized gains (losses) relating to the Buzzard derivative contracts of $(49) million for the three months ended December 31, 2006 ($10 million for the three months ended December 31, 2005) (Notes 5 and 13).

(2)	Consolidated expenditures include capitalized interest in the amount of $27 million for the three months ended December 31, 2006 ($8 million for the three months ended December 31, 2005).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 4)
Year ended December 31,
	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenue
Sales to customers	$1,504	$2,073	$2,004	$1,284	$592	$749	$2,464	$2,183	$12,347	$11,296	$-	$-	$18,911	$17,585
Investment and other Income (expense) (1)	6	21	-	(2)	-	4	(283)	(851)	19	43	16	(21)	(242)	(806)
Inter-segment sales	349	345	298	346	822	660	-	-	15	13	-	-
Segmented revenue	1,859	2,439	2,302	1,628	1,414	1,413	2,181	1,332	12,381	11,352	16	(21)	18,669	16,779
Expenses
Crude oil and product purchases	256	466	452	48	425	571	-	-	8,517	7,762	(1)	(1)	9,649	8,846
Inter-segment transactions	5	7	9	6	31	80	-	-	1,439	1,271	-	-
Operating, marketing and general	462	426	245	158	508	423	350	364	1,495	1,436	120	155	3,180	2,962
Exploration	150	118	12	4	21	32	156	117	-	-	-	-	339	271
Depreciation, depletion and amortization	402	364	237	259	128	133	323	249	262	216	13	1	1,365	1,222
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(1)	(88)	(1)	(88)
Interest	-	-	-	-	-	-	-	-	-	-	165	164	165	164
	1,275	1,381	955	475	1,113	1,239	829	730	11,713	10,685	296	231	14,697	13,377
Earnings (loss) from continuing operations before income taxes	584	1,058	1,347	1,153	301	174	1,352	602	668	667	(280)	(252)	3,972	3,402
Provision for income taxes
Current (Note 6)	351	311	434	361	(53)	(45)	1,248	1,015	141	264	(48)	(112)	2,073	1,794
Future (Note 6)	(172)	73	(21)	17	109	104	310	(304)	54	(12)	31	37	311	(85)
	179	384	413	378	56	59	1,558	711	195	252	(17)	(75)	2,384	1,709
Net earnings (loss) from continuing operations	$405	$674	$934	$775	$245	$115	$(206)	$(109)	$473	$415	$(263)	$(177)	$1,588	$1,693
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$788	$713	$256	$314	$377	$772	$760	$696	$1,229	$1,053	$24	$12	$3,434	$3,560
Cash flow from continuing operating activities	$651	$1,219	$1,129	$1,002	$499	$340	$840	$722	$835	$663	$(346)	$(163)	$3,608	$3,783
Total assets from continuing operations	$4,151	$3,763	$2,465	$2,442	$2,885	$2,623	$6,031	$4,856	$6,649	$5,609	$465	$714	$22,646	$20,007

(1)
Investment and other income for the International segment includes unrealized losses relating to the Buzzard derivative contracts of $259 million for the year ended December 31, 2006 ($889 million for the year ended December 31, 2005) (Notes 5 and 13).

(2)	Consolidated expenditures include capitalized interest in the amount of $51 million for the year ended December 31, 2006 ($35 million for the year ended December 31, 2005).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

The note disclosure requirements for annual Consolidated Financial Statements provide additional disclosure to that required for interim Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Company's 2005 Annual Report. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements.

3.	CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

The Company has adopted the recommendations of Emerging Issues Committee Abstract 162, “Stock-based compensation for employees eligible to retire before the vesting date” (EIC 162) for the period ended December 31, 2006. The abstract requires that the compensation cost for a stock option attributable to an employee who is eligible to retire at the grant date be recognized on the grant date if the employee can retire from the entity at any point and the ability to exercise the award does not depend on continued service. It further requires that the compensation cost for a stock option award attributable to an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire.

Previously, stock based compensation was recognized over the applicable vesting period, without regard to when an employee was eligible to retire. During the period ended December 31, 2006, the Company recorded a cumulative adjustment of $5 million to reflect additional stock-based compensation expense upon adoption of EIC 162. Comparative balances have not been restated as the impact on prior periods is not significant.

4.	DISCONTINUED OPERATIONS

On January 31, 2006, the Company completed the sale of its producing assets in Syria for net proceeds of $640 million, resulting in a gain on disposal of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006		2005
Revenue	$-	$118	$168	(1)	$464
Expenses
Operating, marketing and general	-	26	6		104
Depreciation, depletion and amortization	-	16	-		145
	-	42	6		249
Earnings from discontinued operations before income taxes	-	76	162		215
Provision for income taxes	-	30	10		117
Net earnings from discontinued operations	$-	$46	$152		$98

The assets and liabilities of the discontinued operations were comprised of the following:

	Year ended December 31,
	2006	2005
Current assets	$-	$237	(2)
Property plant and equipment, net	-	300
Goodwill	-	111
Total Assets	$-	$648
Current liabilities	$-	$102
Net assets of discontinued operations	$-	$546
(1) Revenue includes the gain on disposal of $134 million.
(2) Current assets include cash and cash equivalents of $68 million as at December 31, 2005.

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

5.	INVESTMENT AND OTHER INCOME

Investment and other income includes net gains (losses) on derivative contracts (Note 13) of $(50) million and $(257) million for the three months and year ended December 31, 2006, respectively ($2 million and $(882) million for the three months and year ended December 31, 2005) and net gains on disposal of assets of $6 million and $30 million for the three months and the year ended December 31, 2006, respectively ($25 million and $48 million for the three months and the year ended December 31, 2005).

6. INCOME TAXES

The provision for future income taxes for the year ended December 31, 2006 includes a $242 million charge due to the enacted increase in the U.K. supplemental corporate income tax rate. The adjustment was allocated to the Company’s International business segment.

The provision for future income taxes for the year ended December 31, 2006 was reduced by $127 million due to the enacted reduction in Canadian federal and provincial income tax rates. The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $6 million, East Coast Oil - $37 million, Oil Sands - $44 million, Downstream - $41 million and Shared Services - $(1) million.

The provision for current income taxes for the year ended December 31, 2006 was increased by $70 million due to the Quebec government enacting retroactive tax legislation. The adjustment was allocated to Shared Services.

7.	EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share amounts:

	Three months ended December 31,		Year ended December 31,
(millions)	2006	2005	2006	2005
Weighted-average number of common shares outstanding - basic	497.9	516.2	503.9	518.4
Effect of dilutive stock options	5.5	6.9	6.0	7.0
Weighted-average number of common shares outstanding - diluted	503.4	523.1	509.9	525.4

8.	SECURITIZATION PROGRAM

In 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest in eligible accounts receivable to a third party, on a revolving and fully serviced basis.

In March 2005, Petro-Canada increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the year ended December 31, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at December 31, 2006, $480 million of outstanding accounts receivable had been sold under the program.

9. LONG-TERM DEBT

	Maturity	December 31, 2006	December 31, 2005
Debentures and notes 5.95% unsecured senior notes ($600 million US)	2035	$699	$700
5.35% unsecured senior notes ($300 million US)	2033	349	350
7.00% unsecured debentures ($250 million US)	2028	291	292
7.875% unsecured debentures ($275 million US)	2026	321	321
9.25% unsecured debentures ($300 million US)	2021	349	350
5.00% unsecured senior notes ($400 million US)	2014	466	466
4.00% unsecured senior notes ($300 million US)	2013	349	350
Capital leases	2007-2017	70	77
Retail licensee trust loans		-	7
		2,894	2,913
Current portion		(7)	(7)
		$2,887	$2,906

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

10.	SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at December 31, 2005	515,138,904	$1,362	$1,422
Issued under employee stock option and share purchase plans	2,177,881	57	5
Repurchased under normal course issuer bid	(19,778,400)	(53)	(958)
Balance at December 31, 2006	497,538,385	$1,366	$469

In June 2006, the Company renewed its normal course issuer bid (NCIB) program to repurchase up to 25 million of its outstanding common shares during the period from June 22, 2006 to June 21, 2007, subject to certain conditions. During the three months and year ended December 31, 2006, the Company purchased 1,000,000 common shares at a cost of $50 million and 19,778,400 common shares at a cost of $1,011 million, respectively (2,000,000 common shares at a cost of $89 million and 8,333,400 common shares at a cost of $346 million during the three months and year ended December 31, 2005). The excess of the purchase price over the carrying amount of the shares purchased was recorded as a reduction of contributed surplus.

11.	STOCK-BASED COMPENSATION

Changes in the number of outstanding stock options and performance share units (PSUs) were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price	Number
Balance at December 31, 2005	18,361,617	$24	1,158,967
Granted	4,911,600	52	385,632
Exercised for common shares	(2,177,881)	20	-
Surrendered for cash payment	(119,710)	31	n/a
Cancelled	(260,893)	41	(61,613)
Balance at December 31, 2006	20,714,733	$31	1,482,986

The total stock-based compensation expense recorded was $28 million and $39 million during the three months and year ended December 31, 2006, respectively ($13 million and $99 million for the three months and year ended December 31, 2005) (Note 3).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

12.	EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Pension Plans:
Defined benefit plans
Employer current service cost	$10	$12	$40	$36
Interest cost	23	23	86	86
Expected return on plan assets	(25)	(23)	(99)	(88)
Amortization of transitional asset	-	(3)	(5)	(6)
Amortization of net actuarial losses	12	8	51	34
	20	17	73	62

Defined contribution plans	6	5	18	16
	$26	$22	$91	$78

Other post-retirement plans:
Employer current service cost	$1	$1	$4	$4
Interest cost	2	3	11	12
Amortization of transitional obligation	1	1	4	2
	$4	$5	$19	$18

The Company contributed $114 million to its pension plans in 2006.

13.	FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income includes unrealized gains and losses on the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in unrealized gains (losses) of $(49) million and $(259) million for the three months and year ended December 31, 2006, respectively ($10 million and $(889) million for the three months and year ended December 31, 2005).

Investment and other income includes unrealized gains (losses) on all derivative contracts of $(51) million and $(268) million for the three months and year ended December 31, 2006, respectively ($1 million and $(889) million for the three months and year ended December 31, 2005). As at December 31, 2006, accounts payable and other liabilities include $233 million and $1,252 million, respectively, relating to unrealized mark-to-market amounts on derivative contracts.